

22003275

SION

SEC M~~~ ~~~~~~~~~

FEB 28 2022

Washington, DC

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67635

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/21__ AND ENDING __12/31/21__
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Spire Securities, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__7901 Jones Branch Drive, Suite 810__
                          (No. and Street)
__McLean__   __VA__   __22102__
       (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING
__Joshua Bright__   __703-657-6068__   __josh.bright@spireip.com__
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__CST Group, CPAs, PC__
(Name – if individual, state last, first, and middle name)
__10740 Parkridge Blvd, Ste 500__, __Reston__, __VA__   __20191__
(Address)   (City)   (State)   (Zip Code)
__9/1/2009__   __3779__
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _Joshua Bright_ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Spire Securities LLC_ , as of _December 31_ , 20_21_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _(signature)_

Title: _Vice President – Director of Finance_

Notary Public _(signature)_

Allen Charles Eickelberg
Notary Public
Commonwealth of Virginia
My Commission Expires January 31, 2023
Commission ID# 7695760

This filing contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Financial Statements
and Supplementary Financial Information

SPIRE SECURITIES, LLC

Reston, Virginia

December 31, 2021

CONTENTS

                                                                                                Page

FINANCIAL STATEMENTS

    Report of Independent Registered Public Accounting Firm   1

    Statement of Financial Condition   2

    Statement of Income   3

    Statement of Member's Equity   4

    Statement of Cash Flows   5

    Notes to Financial Statements   6-9

OTHER FINANCIAL INFORMATION

    Schedule I - Computation of Net Capital   10

    Schedule II – Computation for Determination of Reserve Requirements   11

    Schedule III- Information Relating to the Possession or Control Requirements   11

    Report of Independent Registered Public Accounting Firm   12

    Exemption Report   13



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Spire Securities, LLC
Reston, Virginia

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Spire Securities, LLC as of December 31, 2021, the related statements of income, member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Spire Securities, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Spire Securities, LLC's management. Our responsibility is to express an opinion on Spire Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Spire Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I – Computation of Net Capital, Schedule II – Computation for Determination of Reserve Requirements, and Schedule III – Information Relating to the Possession or Control Requirements have been subjected to audit procedures performed in conjunction with the audit of Spire Securities, LLC's financial statements. The supplemental information is the responsibility of Spire Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I – Computation of Net Capital, Schedule II – Computation for Determination of Reserve Requirements, and Schedule III – Information Relating to the Possession or Control Requirements are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Spire Securities, LLC's auditor since 2008.

CST Group, CPAs, PC

Reston, Virginia
February 22, 2022

STATEMENT OF FINANCIAL CONDITION

SPIRE SECURITIES, LLC

	12/31/2021
ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 889,447
Commissions receivable	330,718
Deposit held by FINRA	1,754
Due from related party	19,752
Prepaid expenses	109,742
TOTAL CURRENT ASSETS	1,351,413
OTHER ASSETS	
Deposit held by clearing organization	180,001
	$ 1,531,414

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 1,530
Commissions payable	304,054
TOTAL CURRENT LIABILITIES	305,584
MEMBER'S EQUITY	1,225,830
	$ 1,531,414

See notes to financial statements.

STATEMENT OF INCOME

SPIRE SECURITIES, LLC

	For Year Ended December 31, 2021
INCOME	
Concession and commission income	$ 8,521,558
EXPENSES	
Commission expense	6,223,257
Management fees	920,712
Operating expense	580,958
	7,724,927
OPERATING INCOME (LOSS)	796,631
NON-OPERATING INCOME	
Interest income	780
Interest expense	(719)
	61
NET INCOME (LOSS)	$ 796,692

See notes to financial statements.

STATEMENT OF MEMBER'S EQUITY

SPIRE SECURITIES, LLC

	Member's Equity
BALANCE, DECEMBER 31, 2020	$ 879,138
Net income(loss) for the year ended December 31, 2021	796,692
Less: distributions to member	(450,000)
BALANCE, DECEMBER 31, 2021	$ 1,225,830

See notes to financial statements.

STATEMENT OF CASH FLOWS

SPIRE SECURITIES, LLC

	For Year Ended December 31, 2021
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income(loss)	$ 796,692
Effects of changes in operating accounts and accruals:	
Commissions and clearing receivable	(47,279)
Deposit held by FINRA/Clearing Organizations	13,102
Due from related party	(19,752)
Prepaid expenses	(3,041)
Accounts payable	380
Commission payable	23,244
NET CASH PROVIDED BY OPERATING ACTIVITIES	763,346
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's distribution	(450,000)
NET INCREASE (DECREASE) IN CASH	313,346
Cash, beginning of the year	576,101
CASH, END OF YEAR	$ 889,447
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ 719
Cash paid for income taxes	$ 0

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

SPIRE SECURITIES, LLC

December 31, 2021

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Spire Securities, LLC (the Company), a wholly owned subsidiary of Spire Investment Partners, LLC (the Parent), is a securities brokerage firm providing securities brokerage and trading services to both individuals and institutional entities and also provides regulatory oversight to registered representatives for their investment advisory services. The Company does not have custody of client accounts or hold securities. Securities are held by third parties, and transactions are cleared through clearing organizations and their direct placement partners.

The Company qualifies under Rule 15c3-3(k)(2)(ii) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

The Company uses accrual basis accounting for financial statement purposes, recognizing income when earned and expenses when incurred. A consolidated income tax return is filed with the Parent.

Cash, as used in the accompanying financial statements, includes currency on hand, demand deposits with financial institutions and short-term, highly liquid investments purchased with a maturity of three months or less.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company records commission revenue when earned rather than when received. The commission revenue will fluctuate depending upon the volume of trades. Total commission revenue for the year ended December 31, 2021 was $7,747,068.

No provision for income taxes has been provided in these statements, as the Parent, by agreement, is responsible for any tax liability of the consolidated group. The Parent has elected, under the Internal Revenue Code, to be taxed as a partnership. Accordingly, no provision has been made for Federal and State income taxes on income recognized.

NOTES TO FINANCIAL STATEMENTS

SPIRE SECURITIES, LLC

December 31, 2021

NOTE B - INCOME TAXES

Statements of Financial Accounting Standards require companies to disclose unrecognized tax benefits and liabilities. The Company operates as a Limited Liability Company (LLC) and is not subject to Federal income taxes. However, with limited exceptions the tax records of the Company generally remain open for three years for federal income tax examination and four years for state income tax examination. Management has evaluated the effect of the guidance and all other tax positions that could have a significant effect on the financial statements and determined that the Company had no uncertain tax positions at December 31, 2021 that required disclosing or recognition.

NOTE C - CLEARING AGENTS

The Company has a clearing agreement with National Financial Services, LLC (NFS) as a clearing agent. Either party may terminate the agreement with 90 days written notice, NFS requires the Company to maintain net capital of $250,000 and an escrow deposit of $75,000, subject to change at the discretion of NFS.

The Company also has a clearing agreement with Pershing, LLC (Pershing) as a clearing agent. The agreement remains in effect unless either party terminates the agreement with 90 days written notice. Pershing requires the Company to maintain net capital of $250,000 and an escrow deposit of $100,000, subject to change at the discretion of Pershing.

NOTE D - LIABILITIES SUBORDINATED TO GENERAL CREDITORS

The Company had no liabilities that were subordinated to general creditors at December 31, 2021.

NOTE E - RELATED PARTY TRANSACTIONS

Spire Wealth Management, LLC, a sister company, is paid management fees for providing all management services to the Company. The set rate per month is determined at the beginning of each year based on estimated use of management services, as set forth in the Expense Sharing Agreement between Spire Securities, LLC and Spire Wealth Management, LLC. Additionally, the Company is paid a set RIA override fee for the services it provides in overseeing the activities of its sister company RIA, Spire Wealth Management, LLC. As a result of these transactions and short-term loans between these related entities, Spire Wealth Management, LLC owed the Company $19,752 as of December 31, 2021.

Spire Securities, LLC and Spire Wealth Management, LLC are wholly owned subsidiaries of Spire Investment Partners, LLC.

NOTES TO FINANCIAL STATEMENTS

SPIRE SECURITIES, LLC

December 31, 2021

NOTE F - OFFICE LEASE

The Company occupies space that is leased by the sister company. The company makes a fixed monthly payment, based upon estimated use at the beginning of the fiscal year, for office services. The rent component of office services expense for the years ended December 31, 2021 was $114,754.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 10 to 1. Rule 15c3-1 further requires all brokers not generally carrying customers' accounts to maintain net capital of not less than $100,000 or one-fifteenth of the Company's aggregate indebtedness, whichever is greater.

At December 31, 2021, the Company's aggregate indebtedness to net capital ratio was 0.2861 to 1 and the Company had net capital of $1,068,207, which was $968,207 in excess of its required net capital of $100,000

NOTE H - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist of the receivable from clearing organization and cash and cash equivalents. The Company grants credit terms in the normal course of business to its clearing brokers for payment of commissions for customer trades. As part of its ongoing procedures, the Company monitors the credit worthiness of its clearing broker.

The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant risk related to cash.

NOTE I - FAIR VALUE MEASUREMENTS

Unless disclosed otherwise, the Company estimates that the fair value of all financial and non-financial instruments at December 31, 2021 does not differ materially from the aggregate carrying values recorded in the accompanying statement of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

NOTES TO FINANCIAL STATEMENTS

SPIRE SECURITIES, LLC

December 31, 2021

NOTE J – SUBSEQUENT EVENTS

Management evaluated all events and transactions that occurred after December 31, 2021 through February 22, 2022 the date we issued these financial statements.

SUPPLEMENTARY FINANCIAL INFORMATION

SPIRE SECURITIES, LLC

RESTON, VIRGINIA

December 31, 2021

SCHEDULE I - COMPUTATION OF NET CAPITAL

SPIRE SECURITIES, LLC

	12/31/2021
Total member's equity	$ 1,225,830
Deduct: non-allowable assets	(157,623)
NET CAPITAL	$ 1,068,207

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2021.

See notes to financial statements

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

December 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS

December 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule. The Company did not maintain possession or control of any customer funds or securities.



CPAs AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Spire Securities, LLC
Reston, Virginia

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Spire Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Spire Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (exemption provisions) and (2) Spire Securities, LLC stated that Spire Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Spire Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Spire Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CST Group, CPAs, PC

Reston, Virginia
February 22, 2022



EXEMPTION REPORT

SEA RULE 17a-5(d)(4)

February 17, 2022

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

To Whom It May Concern,

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Spire Securities, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(ii) of SEA Rule 15cs-2, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2021.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception. The above statement is true and correct to the best of my and the Company's knowledge.

Joshua J. Bright
Vice President, Director of Finance